FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 29, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands

                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        Form 20-F X           Form 40-F
                                 ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

                        Yes                   No X
                           ---                  ---

                               INDEX TO EXHIBITS

Item
----
1. AerCo Limited Quarterly Report covering the period September 17, 2001 to December 17, 2001.

2. Cash Analysis of Quarterly Report covering the period September 17, 2001 to December 17, 2001.

3.   Aerco Limited Portfolio Summary

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 29, 2002


                                                     AERCO LIMITED


                                                     By: /s/ Patrick J. Dalton
                                                         -----------------------
                                                         Name: Patrick J. Dalton
                                                         Title: Attorney-in-Fact

                                                                                                                              ITEM 1


AERCO Cashflow Performance for the Period from September 17, 2001 to December 17, 2001
Comparison of Actual Cash flows versus *Adjusted Base Case Cash Flows

                                                              *Adjusted                                     *Adjusted
                                                  Actual      Base Case     Variance            Actual      Base Case      Variance
                                                  ------      ---------     --------            ------      ---------      --------
                   CASH COLLECTIONS
 1             Lease Rentals                       45.40          45.40         0.00            100.0%          100.0%         0.0%
 2              -   Renegotiated Leases            (2.80)          0.00        (2.80)            (6.2%)           0.0%        (6.2%)
 3              -   Rental Resets                  (3.20)          0.00        (3.20)            (7.0%)           0.0%        (7.0%)
 4              -   Aircraft Sales                  0.00           0.00         0.00              0.0%            0.0%         0.0%
                                                  -----------------------------------     ------------------------------------------
 5  S 1 - 5    Contracted Lease Rentals            39.40          45.40        (6.00)            86.8%          100.0%       (13.2%)
 6             Movement in Current Arrears         (2.40)          0.00        (2.40)            (5.3%)           0.0%        (5.3%)
               Balance
 7             less Net Stress Related Costs
 8              -   Bad Debts                       0.00          (0.50)        0.50              0.0%           (1.1%)        1.1%
 9              -   Security Deposits drawn down    0.00           0.00         0.00              0.0%            0.0%         0.0%
10              -   Deferred Arrears                0.10           0.30        (0.20)             0.2%            0.7%        (0.4%)
11              -   AOG                            (1.50)         (1.90)        0.40             (3.3%)          (4.2%)        0.9%
12              -   Other Leasing Income            0.00           0.00         0.00              0.0%            0.0%         0.0%
13              -   Repossession                    0.00          (0.40)        0.40              0.0%           (0.9%)        0.9%
                                                  -----------------------------------     ------------------------------------------
14  S 8 - 13   Sub-total                           (1.40)         (2.50)        1.10             (3.1%)          (5.5%)        2.4%
15  5+6+14     Net Lease Rental                    35.60          42.90        (7.30)            78.4%           94.5%       (16.1%)
16             Interest Earned                      0.80           0.90        (0.10)             1.8%            2.0%        (0.2%)
17             Aircraft Sales                       0.00           0.00         0.00              0.0%            0.0%         0.0%
18             Net Maintenance                      2.70           0.00         2.70              5.9%            0.0%         5.9%
                                                  -----------------------------------     ------------------------------------------
19  S 15 - 18  Total Cash Collections              39.10          43.80        (4.70)            86.1%           96.5%       (10.4%)
                                                  ===================================     ==========================================
               CASH EXPENSES
               Aircraft Operating Expenses
20              -   Insurance                       0.00           0.00         0.00              0.0%            0.0%         0.0%
21              -   Re-leasing and other
                    overheads                      (0.70)         (0.90)        0.20             (1.5%)          (2.0%)        0.4%
                                                  -----------------------------------     ------------------------------------------
22  20+21      Sub-total                           (0.70)         (0.90)        0.20             (1.5%)          (2.0%)        0.4%
               SG&A Expenses
23             Aircraft Servicer Fees
                -   Retainer Fee                   (0.40)         (0.40)        0.00             (0.9%)          (0.9%)        0.0%
                -   Rent Collected Fee             (0.40)         (0.40)        0.00             (0.9%)          (0.9%)        0.0%
                -   Previous Servicer               0.00           0.00         0.00              0.0%            0.0%         0.0%
                -   Sales Fee                       0.00           0.00         0.00              0.0%            0.0%         0.0%
                                                  -----------------------------------     ------------------------------------------
24          23 Sub-total                           (0.80)         (0.80)        0.00             (1.8%)          (1.8%)        0.0%
25             Other Servicer Fees                 (0.40)         (1.40)        1.00             (0.9%)          (3.1%)        2.2%
                                                  -----------------------------------     ------------------------------------------
26  24+25      Sub-total                           (1.20)         (2.20)        1.00             (2.6%)          (4.8%)        2.2%
                                                  ===================================     ==========================================
                                                  -----------------------------------     ------------------------------------------
27  26+22      Total Cash Expenses                 (1.90)         (3.10)        1.20             (4.2%)          (6.8%)        2.6%
                                                  ===================================     ==========================================
               NET CASH COLLECTIONS
28          19 Total Cash Collections              39.10          43.80        (4.70)            86.1%           96.5%       (10.4%)
29          26 Total Cash Expenses                 (1.90)         (3.10)        1.20             (4.2%)          (6.8%)        2.6%
30             Movement on Expense Account          1.20           0.00         1.20              2.6%            0.0%         2.6%
31             Interest Payments                  (12.00)        (23.50)       11.50            (26.4%)         (51.8%)       25.3%
32             Swap Payments                       (9.30)          0.40        (9.70)           (20.5%)           0.9%       (21.4%)
                                                  -----------------------------------     ------------------------------------------
33  S 28 - 32  TOTAL                               17.10          17.60        (0.50)            37.7%           38.8%        (1.1%)
                                                  ===================================     ==========================================
33             PRINCIPAL PAYMENTS
               Subclass A                          14.40          15.00        (0.60)            31.7%           33.0%        (1.3%)
               Subclass B                           1.80           1.70         0.10              4.0%            3.7%         0.2%
               Subclass C                           0.90           0.90         0.00              2.0%            2.0%         0.0%
               Subclass D                           0.00           0.00         0.00              0.0%            0.0%         0.0%
                                                  -----------------------------------     ------------------------------------------
               Total                               17.10          17.60        (0.50)            37.7%           38.8%        (1.1%)
                                                  ===================================     ==========================================

     * Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offering Memorandum ("2000 Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the 2000 Base Case.

Coverage Ratios
                                                                                *Adjusted
                                                   Closing        Actual        Base Case
                                                   -------        ------        ---------
        Net Cash Collections                                        17.1             17.6
        Add Back Interest and
        Swap Payments                                               21.3             23.1

        Add Back Permitted Accruals

a       Net Cash Collections                                        38.4             40.7
        (excl. interest and swap payments)                          12.0             23.5
b       Swaps                                                        9.3             (0.4)
c       Class A Interest                                             6.9             15.5
d       Class A Minimum                                              0.0              0.0
e       Class B Interest                                             1.2              2.6
f       Class B Minimum                                              0.1              0.1
g       Class C Interest                                             1.8              3.3
h       Class C Minimum                                              0.0              0.0
I       Class D Interest                                             2.1              2.1
j       Class D Minimum
k       Class A Scheduled
l       Class B Scheduled                                            1.6              1.7
m       Class C Scheduled                                            0.9              0.9
n       Class D Scheduled
o       Permitted Aircraft Modifications
p       Step-up Interest
r       Class A Supplemental                                        14.4             15.0
s       Class E Primary Interest                                     0.0              0.0
t       Class B Supplemental                                         0.0              0.0
u       Class A Outstanding                                          0.0              0.0
                                                               ---------        ---------
        Total                                                       38.3             40.8
                                                               ---------        ---------
 [1]    Interest Coverage Ratio
        Class A                                                     2.37             2.70  = a/(b+c)
        Class B                                                     2.21             2.30  = a/(b+c+d+e)
        Class C                                                     1.99             1.93  = a/(b+c+d+e+f+g)
        Class D                                                     1.79             1.75  = a/(b+c+d+e+f+g+h+i)

 [2]    Debt Coverage Ratio
        Class A                                                     1.79             1.75  = a/(b+c+d+e+f+g+h+I+j+k)
        Class B                                                     1.67             1.63  = a/(b+c+d+e+f+g+h+I+j+k+l)
        Class C                                                     1.61             1.58  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
        Class D                                                     1.61             1.58  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

        Loan to Value Ratios (in 100,000 dollars)
 [3]    Assumed Portfolio Value                    1,566.7       1,394.4          1,394.5
 [4]    Adjusted Portfolio Value                                 1,424.4
        Liquidity Reserve Amount
        Of which - Cash                               65.0          65.0             65.0
                 - Accrued Expenses                    5.0           7.0              5.0
                 - Security Deposit                   22.4          20.3             22.4
                                                  --------     ---------        ---------
        Subtotal                                      92.4          92.3             92.4
        Letters of Credit                              0.0           0.0              0.0
        Subtotal                                      92.4          92.3             92.4

 [5]    Total Asset Value                          1,659.1       1,486.7          1,486.9

        Note Balances as at December 17, 2001
        Class A                                      998.4         868.4            871.7
        Class B                                      154.8         138.2            138.1
        Class C                                      164.1         161.1            161.1
        Class D                                      100.0         100.0            100.0
                                                  --------     ---------        ---------
                                                   1,417.3       1,267.7          1,270.9
                                                  --------     ---------        ---------

[1]  Interest Coverage Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2]  Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3]  Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multipled by the Depreciation
     Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

[4]  Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent
     Appraisal multiplied by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing Date.

     The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders.

[5]  Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount.

*Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offering Memorandum ("2000 Base Case") have been adjusted to reflect the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the 2000 Base Case.


AERCO Cashflow Performance for the Period from July 17, 2000 to December 17, 2001
Comparison of Actual Cash flows versus *Adjusted Base Case Cash Flows

                                                                 *Adjusted                                    *Adjusted
                                                    Actual       Base Case    Variance           Actual       Base Case    Variance
                                                    ------       ---------    --------           ------       ---------    --------
               CASH COLLECTIONS
 1             Lease Rentals                        263.00          263.00        0.00           100.0%          100.0%        0.0%
 2              -   Renegotiated Leases              (5.80)           0.00       (5.80)           (2.2%)           0.0%       (2.2%)
 3              -   Rental Resets                    (4.50)           0.00       (4.50)           (1.7%)           0.0%       (1.7%)
 4              -   Aircraft Sales                    0.00            0.00        0.00             0.0%            0.0%        0.0%
                                                   -----------------------------------          -----------------------------------
 5  S 1 - 5    Contracted Lease Rentals             252.70          263.00      (10.30)           96.1%          100.0%       (3.9%)
 6             Movement in Current Arrears           (3.20)           0.00       (3.20)           (1.2%)           0.0%       (1.2%)
               Balance
 7             less Net Stress Related Costs
 8              -   Bad Debts                         0.00           (2.70)       2.70             0.0%           (1.0%)       1.0%
 9              -   Security Deposits drawn down      0.50            0.00        0.50             0.2%            0.0%        0.2%
10              -   Capitalised Arrears               0.80            2.30       (1.50)            0.3%            0.9%       (0.6%)
11              -   AOG                              (5.80)         (11.10)       5.30            (2.2%)          (4.2%)       2.0%
12              -   Other Leasing Income              0.00            0.00        0.00             0.0%            0.0%        0.0%
13              -   Repossession                     (0.30)          (2.10)       1.80            (0.1%)          (0.8%)       0.7%
                                                   -----------------------------------          -----------------------------------
14  S 8 - 13   Sub-total                             (4.80)         (13.60)       8.80            (1.8%)          (5.2%)       3.3%
15  5+6+14     Net Lease Rental                     244.70          249.40       (4.70)           93.0%           94.8%       (1.8%)
16             Interest Earned                        6.60            5.20        1.40             2.5%            2.0%        0.5%
17             Aircraft Sales                        50.50           51.00       (0.50)           19.2%           19.4%       (0.2%)
18             Net Maintenance                       13.50            0.00       13.50             5.1%            0.0%        5.1%
                                                   -----------------------------------          -----------------------------------
19  S 15 - 18  Total Cash Collections               315.30          305.60        9.70           119.9%          116.2%        3.7%
                                                   ===================================          ===================================
               CASH EXPENSES
               Aircraft Operating Expenses
20              -   Insurance                        (0.10)           0.00       (0.10)           (0.0%)           0.0%       (0.0%)
21              -   Re-leasing and other overheads   (8.20)          (7.90)      (0.30)           (3.1%)          (3.0%)      (0.1%)
                                                   -----------------------------------          -----------------------------------
22  20+21      Sub-total                             (8.30)          (7.90)      (0.40)           (3.2%)          (3.0%)      (0.2%)
               SG&A Expenses
23             Aircraft Servicer Fees
                -   Retainer Fee                     (2.00)          (2.20)       0.20            (0.8%)          (0.8%)       0.1%
                -   Rent Collected Fee               (2.30)          (2.50)       0.20            (0.9%)          (1.0%)       0.1%
                -   Previous Servicer                (1.80)           0.00       (1.80)           (0.7%)           0.0%       (0.7%)
                -   Sales Fee                        (0.50)           0.00       (0.50)           (0.2%)           0.0%       (0.2%)
                                                   -----------------------------------          -----------------------------------
24          23 Sub-total                             (6.60)          (4.70)      (1.90)           (2.5%)          (1.8%)      (0.7%)
25             Other Servicer Fees                  (13.00)          (6.40)      (6.60)           (4.9%)          (2.4%)      (2.5%)
                                                   -----------------------------------          -----------------------------------
26  24+25      Sub-total                            (19.60)         (11.10)      (8.50)           (7.5%)          (4.2%)      (3.2%)
                                                   ===================================          ===================================
                                                   -----------------------------------          -----------------------------------
27  26+22      Total Cash Expenses                  (27.90)         (19.00)      (8.90)          (10.6%)          (7.2%)      (3.4%)
                                                   ===================================          ===================================
               NET CASH COLLECTIONS
28          19 Total Cash Collections               315.30          305.60        9.70           119.9%          116.2%        3.7%
29          26 Total Cash Expenses                  (27.90)         (19.00)      (8.90)          (10.6%)          (7.2%)      (3.4%)
30             Movement on Expense Account            7.20            0.00        7.20             2.7%            0.0%        2.7%
31             Interest Payments                   (123.60)        (143.30)      19.70           (47.0%)         (54.5%)       7.5%
32             Swap Payments                        (21.40)           3.10      (24.50)           (8.1%)           1.2%       (9.3%)
                                                   -----------------------------------          -----------------------------------
33  S 28 - 32  TOTAL                                149.60          146.40        3.20            56.9%           55.7%        1.2%
                                                   ===================================          ===================================
33             PRINCIPAL PAYMENTS
               Subclass A                           130.00          126.70        3.30            49.4%           48.2%        1.3%
               Subclass B                            16.60           16.70       (0.10)            6.3%            6.3%       (0.0%)
               Subclass C                             3.00            3.00        0.00             1.1%            1.1%        0.0%
               Subclass D                             0.00            0.00        0.00             0.0%            0.0%        0.0%
                                                   -----------------------------------          -----------------------------------

               Total                                149.60          146.40        3.20            56.9%           55.7%        1.2%
                                                   ===================================          ===================================

* Adjusted Base Case - The cashflows and expenses assumed in the July 2000 Offering Memorandum ("2000 Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of the preparation of the 2000 Base Case

                                                                         ITEM 2


                                 AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

                            Three Month Period from
                    September 17, 2001 to December 17, 2001

I    BACKGROUND AND GENERAL INFORMATION

The financial information contained in this report is not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but is prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted accounting principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance.

On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission. The registration statement filed by AerCo in connection with the 1999 exchange offer went effective on April 15, 1999.

On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the subclass D-2 notes and subclass E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance. Certain of the additional aircraft transferred to AerCo on July 17, 2000. The funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and were used to purchase the remaining additional aircraft as they were ready for delivery. As of January 31, 2001, all of the additional aircraft had been delivered to AerCo.

At the time of issue of the 2000 notes, AerCo undertook to complete by April 12, 2001 either an exchange offer for the 2000 notes under an effective registration statement or to register the resale of the 2000 notes under the US Securities Act of 1933. The registration statement filed by AerCo in connection with the 2000 exchange offer went effective on December 7, 2000 and on that date, AerCo commenced an exchange offer under which the 2000 notes were exchanged for notes registered with the Securities and Exchange Commission. The exchange offer was completed on January 31, 2001. The 1998 notes (excluding the subclass A-1 notes), the notes issued as a result of the exchange offer in 1999, the 2000 notes and the notes issued as a result of the 2000 exchange offer are collectively referred to below as the "notes".

Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo's portfolio was assumed to be $1,394.4 million at December 17, 2001. The adjusted appraised value of AerCo's portfolio at December 17, 2001 is $1,424.4 million.

At December 17, 2001, AerCo owned (directly and indirectly) 61 aircraft, 59 of which are on operating leases, having sold one Fokker 100 aircraft in January 1999, a second Fokker 100 aircraft in July 1999, one B757 aircraft and one B747 aircraft in April 2001. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance. Further aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Bankers Trust Company, as trustee of the notes (the "Indenture"). As of December 17, 2001, 59 of the 61 aircraft were on lease to 33 lessees in 20 countries as shown on pages 14 and 15 attached. During the Three Month Period (as defined below) a letter of intent has been signed with an American operator for a five year lease of two MD82 aircraft which are off lease at December 17, 2001.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default.

AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

For the purposes of this report, the "Three Month Period", referred to on page 11 "AerCo Cashflow Performance for the Period from September 17, 2001 to December 17, 2001 - Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows", comprises information from the monthly cash reports dated October 15, November 15 and December 17, 2001. The financial data in these reports includes cash receipts from September 12, 2001 (first day of the Collection Period for the October 2001 Report) up to December 11, 2001 (last day of the Collection Period for the December 2001 Report). Page 13 presents the cashflow information from July 17, 2000 to the December 2001 Payment Date. This report however limits its commentary to the Three Month Period.

II COMPARISON OF ACTUAL CASH FLOWS VERSUS THE ADJUSTED BASE CASE FOR THE THREE MONTH PERIOD

The terrorist attacks of September 11, 2001 and the associated military action by the United States and its allies in Afghanistan has had an adverse financial impact on the aviation industry, and in particular, on the condition of some of AerCo's lessees and their ability to perform under their leases. During the Three Month Period AerCo has received a number of requests from its lessees seeking amongst other things, rental reductions and deferrals, early return of aircraft and other temporary cashflow alleviation measures designed to aid the survival of these airlines, which is expected to have a negative impact on AerCo's future cash performance. There is no certainty that AerCo`s results for the current Three Month Period are indicative of its future cashflow performance.

The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). These cash flows and expenses have been adjusted for the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001, which was not anticipated at the time of preparation of the 2000 Base Case ("Adjusted Base Case"). These assumptions were developed prior to the events of September 11, 2001 and the subsequent effects that these events have had on the global economies of the world and in particular, the aviation industry. Future performance can be expected to diverge from certain assumptions contained in the Offering Memorandum including those relating to aircraft re-lease rates, aircraft values, aircraft downtime and lessee defaults. For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 11.

CASH COLLECTIONS

"Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $39.1 million in Total Cash Collections, $4.7 million less than the Adjusted Base Case. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 11).

[2]  Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, an amount of $2.8 million in loss of revenue was attributed to Renegotiated Leases.

[3]  Rental Resets Including Interest Rate Adjustments for Floating Rate Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases and lease rates achieved where revenues are dependant on aircraft usage. AerCo currently has 50 fixed rate leases and 9 floating rate leases. The revenue loss attributable to rental resets during the Three Month Period was $3.2 million.

[4]  Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, no revenue was lost due to Aircraft Sales.

[5]  Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $39.4 million compared to $44.2 million for the previous three month period.

[6]  Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $1.7 million versus $4.1 million at the end of the Three Month Period, giving a negative movement of $2.4 million.

Analysis of Current Arrears Balances
                                         % of     Current   Current   Movement
                                       Appraised  Arrears   Arrears  In Current
   Country             Aircraft Type    Value*    17/12/01  17/9/01    Arrears
   -------             -------------   ---------  --------  -------    -------
                                                     $M        $M        $M
1  Colombia**......... B757-200           2.5       0.0       0.2        0.2
2  Italy**............ B737-400           3.5       0.5       0.2       (0.3)
3  Italy.............. A320-200           1.7       0.7       0.3       (0.4)
4  Spain.............. Various            7.4       1.7       0.0       (1.7)
5. Brazil............. B737-500           1.5       0.2       0.0       (0.2)
6. Brazil............. B737-300           1.5       0.5       0.0       (0.5)
7. United Kingdom..... A321-231           6.5       0.0       0.4        0.4
8. United Kingdom..... A320-200           4.0       0.0       0.5        0.5
9. Other +............ Various            12.6      0.5       0.1       (0.4)
                                                    ---       ---        ---
   Total..............                              4.1       1.7       (2.4)
                                                    ---       ---        ---

*    Appraised Value as of February 19, 2001
** Restructuring Agreements have been signed with these lessees. See Section III Other Financial Data
+ This comprises a number of lessees none of which had significant outstanding balances.

As at December 17, 2001, an amount of $4.1 million was owed to AerCo Group, against which security deposits of $8.7 million were held.

As at September 17, 2001, an amount of $1.7 million was owed to AerCo Group, against which security deposits of $4.1 million were held.

[7]  Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors that can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed Net Stress-Related Costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $1.4 million compared to $2.5 million outflow assumed in the Adjusted Base Case. This variance of $1.1 million is due to the six factors described in items [8] to [13] below.

[8]  Bad Debts and [9] Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the drawdown of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debt write-offs in the Three Month Period.

[10] Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.3 million from one lessee in accordance with a payment schedule agreed with that lessee. Following a restructuring agreement with another lessee $0.2 million was transferred from Current Arrears Balance to Deferred Arrears Balance. The first repayment on this deferral is due in April 2002. The total rescheduled receivable amounted to $2.1 million at the end of the Three Month Period in respect of three lessees. See Section III Other Financial Data for further information on this restructuring agreement.

[11] Aircraft on Ground ("AOG")

AOG is defined as the Adjusted Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. During the Three Month Period, one B737-400 aircraft representing 1.4% of the aircraft by appraised value as at 19 February 2001, was off lease until November 15, 2001 when it was delivered to an Asian operator under a 5 year lease agreement.

During the Three Month Period, two MD-82 aircraft representing 2.5% of the aircraft by appraised value as at 19 February 2001 redelivered from an American operator. As of the date of this report an LOI has been signed for the lease of these two aircraft for a 60 month lease term with an American operator and delivery is targeted for February 2002.

[12] Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13] Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred in repossessing aircraft. In the Three Month Period, there were no repossession costs.

[15] Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $35.6 million, $7.3 million lower than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2] to [4] and in items [6] to [13] above.

[16] Interest Earned

Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $0.8 million, $0.1 million less than assumed in the Adjusted Base Case.

[17] Aircraft Sales

There were no aircraft sales during the Three Month Period.

[18] Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $4.5 million and maintenance expenditure amounted to $1.8 million, generating positive net maintenance revenue of $2.7 million. The Adjusted Base Case assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Three Month Period, maintenance revenue will exactly equal maintenance expenses.

Cash Expenses

"Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $1.9 million compared with an assumed amount of $3.1 million. A number of offsetting factors discussed below have given rise to this positive variance of $1.2 million.

[21] Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period, these costs amounted to $0.7 million, compared with $0.9 million per the Adjusted Base Case which assumed costs to be 2% of Adjusted Base Case Lease Rentals.

[23] Aircraft Servicer Fees

Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer Fees paid were $0.8 million, which is equal to $0.8 million assumed in the Adjusted Base Case.

Aircraft Servicer Fees consist of:

                                                    $mm
                                                    ---
       Retainer Fee............................     0.4
       Rent Collected Fee......................     0.4
                                                    ---
       Total Aircraft Servicer Fees............     0.8
                                                    ===

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, the Cash Manager, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $0.4 million, $1.0 million less than the assumed fees of $1.4 million in the Adjusted Base Case.

[31] Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $12 million. This is $11.5 million less than the Adjusted Base Case, which assumed Interest Payments for the Three Month Period to be $23.5 million. No interest was paid to the Class E noteholder which was in line with the Adjusted Base Case for the period. The lower interest payments reflect lower actual interest rates and lower actual bond balances than those assumed in the Adjusted Base Case. In the Three Month Period, swap payments amounted to $9.3 million, $9.7 million greater than the assumed swap receipt of $0.4 million. This also reflects the lower than assumed interest rate environment.

[33] Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $17.1 million, $0.5 million less than assumed in the Adjusted Base Case. At December 17, 2001 total outstanding principal balances of $1,267.7 million are $3.2 million less than that assumed in the Adjusted Base Case of $1,270.9 million.

III  OTHER FINANCIAL DATA

Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, many of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties. Following the events of September 11, 2001 the economic difficulties faced by many of the lessees have been greatly exacerbated.

AerCo has responded and continues to respond to the needs of lessees in financial difficulty by restructuring the applicable leases or agreeing to rent deferrals. The restructurings will typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

As of December 17, 2001, amounts outstanding for more than 30 days for rental payments due under the leases equalled $2.2 million of which $1.5 million has subsequently been repaid as of January 9, 2002. These leases were in respect of aircraft representing 20.7% of the portfolio by appraised value at February 19, 2001. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

An Asian lessee of two B737-300 and one B737-400 aircraft representing 4.5% of the portfolio by appraised value at February 19, 2001, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of the lessee's rehabilitation plan, the Servicer agreed with the lessee to a schedule covering the payment of arrearages over the period to October 31, 2002 and the extension of leases. At December 17, 2001, these arrearages amounted to $0.8 million. All amounts have been paid in accordance with the scheduled terms as of December 17, 2001.

As of December 17, 2001, a Latin American lessee representing 2.5% of the portfolio by appraised value at February 19, 2001 owed $1.0 million in capitalised arrears. See "IV Recent Developments - Latin American Concentration" and "II Comparison of Actual Cashflows versus the Adjusted Base Case for the Three Month Period - [9] Deferred Arrears Balance". The Servicer agreed not to exercise its remedies in respect of events of default existing under the lease in order to permit the lessee to have a stable business environment in which to develop, negotiate and commence implementing a long-term business plan. During the period to June 19, 2001, AerCo received approximately 61% of amounts due under the lease in cash with the remainder provided by way of secured and unsecured notes issued by the lessee. The lessee's other aircraft lessors and major creditors agreed similar forbearance arrangements. On June 19, 2001, the Servicer signed a restructuring agreement with the lessee which agreement was conditional on the fulfilment of certain conditions precedent which were met on July 11, 2001. The secured notes have been paid in full as at the date of this filing. Under the terms of the restructuring agreement, assuming satisfaction of all conditions precedent, payments of the unsecured notes are to be made over a seven-year period. In addition, the lessee has agreed to extend the lease term by 66 months. However, the monthly lease rental in respect of the aircraft has been reduced by approximately 19%. The continued effectiveness of the restructuring agreement is conditional on the completion of certain undertakings by the lessee's parent, which includes the assumption by the parent of certain significant obligations of the lessee. The Servicer is actively monitoring the status, and likelihood, of completion of these undertakings. In the absence of completion of these undertakings, AerCo will have to consider all of its options in respect of its aircraft, which would include early return of the aircraft.

During the Three Month Period, the Servicer concluded an agreement with a European lessee representing 3.5% of the portfolio by appraised value at February 19, 2001 for the payment of the three months rentals covering the period from September to December 2001 on a "power by the hour" basis subject to a minimum monthly base rental. As of December 17, 2001 this lessee owed $0.5 million in rent, $0.2 million of which was in arrears for more than 30 days. As at January 9, 2002, $0.3 million of this outstanding amount had been repaid. The Servicer is in discussions with the lessee and has requested further financial and operational information with respect to the lessee's business plan and future operations. The outcome of these discussions is still uncertain, but may include amongst other things, further rental concessions and the early return of the aircraft.

As of December 17, 2001, a Latin American lessee representing 1.5% of the portfolio by appraised value at February 19, 2001 owed $0.5 million, $0.3 million of which was outstanding for more than 30 days. The Servicer is currently negotiating a restructuring of the lease agreement with this lessee including the granting of a reduction in lease rentals for the unexpired lease term of 48 months and in addition, a deferral of a further $0.6 million of current receivables. In return, the lease term of this lease agreement will be extended by 6 months. These negotiations have not yet been finalised.

As of December 17, 2001, a European lessee representing 1.7% of the portfolio by appraised value at February 19, 2001 owed $0.7 million, $0.4 million of which was outstanding for more than 30 days. The Servicer is working with this lessee in order to reach an agreement on the repayment of all amounts due.

In addition to the restructurings described above, as of January 9, 2002 the following lease restructurings and extensions have been or are in the final stages of agreement.

One European lessee representing 2.7% of the portfolio by appraised value at February 19, 2001 is close to concluding an agreement to extend the lease of one B757-200 aircraft for approximately 27 months in return for a reduction of the monthly rental to reflect current market conditions.

One European lessee representing 1.3% of the portfolio by appraised value at February 19, 2001 extended the lease of one B737-500 aircraft by approximately 48 months in return for a reduction of the monthly rental to reflect current market conditions.

One Asian lessee representing 1.4% of the portfolio by appraised value at February 19, 2001 extended the lease of one MD-83 aircraft by approximately 48 months in return for a reduction of the monthly rental to reflect current market conditions.

One European lessee representing 4.7% of the portfolio by appraised value at February 19, 2001 has been granted a deferral of 33% of its current monthly rentals covering the period from November 2001 to March 2002. The deferred amounts are repayable with interest over the remaining terms of the respective lease agreements.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors including the failure of the lessee to have in place an adequate maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labor difficulties experienced by the relevant lessee.

IV   RECENT DEVELOPMENTS

During the current financial year there has been a downturn in the world economic climate with a consequential negative impact on the operating conditions in the world aviation industry. This economic downturn has been exacerbated by the events of September 11 in the U.S. and the economic and political fall out since then.

On September 11, 2001, the United States was the subject of attacks by terrorists who used the hijacked aircraft of certain airlines. The long term effects that these terrorist attacks and the subsequent military action in Afghanistan may have for the aviation industry is not yet fully known.

The short term effects of these events have included among other things, a reduction in demand for air travel, grounding of aircraft by airlines, bankruptcy and/or consolidation of airlines particularly in Europe and the United States, reduced operations by airlines, increased costs due to new security directives adopted by the relevant aviation authorities, increased insurance premiums required by the insurance markets and fluctuations in the price of fuel. In particular, airlines worldwide are currently experiencing significant difficulties in maintaining war insurance cover in the amounts required under their leases with AerCo and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, in the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded.

Such consequences depending on their scope and duration, which AerCo cannot predict at this time, are having a material adverse impact on the financial condition of AerCo's lessees and their ability to perform under their leases. They may also lead to reduced demand for AerCo's aircraft, which may impact its ability to re-lease aircraft on a timely basis and at favourable rates, and may reduce the value of its aircraft. These effects could cause a reduction in AerCo's cash flow which would adversely affect AerCo's ability to make payments on the notes, and to refinance the notes as planned. Any significant reduction in the appraised values of AerCo's portfolio (obtained annually in February of each year under the terms of the Indenture) beyond that assumed in the Offering Memorandum issued on July 12, 2000 may require AerCo to accelerate the scheduled principal payments on the class A notes and may result in the suspension of the scheduled principal payments on the class B and class C notes. However, AerCo believes that the minimum payments due on the class A, B and C notes would continue.

On December 21, 2001, Fitch issued a press release affirming the ratings on AerCo's Class A, B and C notes of AA, A and BBB respectively, taking them off rating watch. The AerCo D-2 notes remain on rating watch negative.

Standard and Poor's in a release dated September 27, 2001 put the AerCo D-2 notes on credit watch with negative implications.

On October 30, 2001 Moody's announced that it was putting the AerCo D-2 notes under review for possible downgrade. Prior to that, on September 25, 2001 they had announced that they would be re-evaluating their approach to aircraft securitisation transactions.

North American Concentration. At December 17, 2001, 12.5% of the aircraft by appraised value at February 19, 2001 were leased by operators in North America. The commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have filed for Chapter 11 bankruptcy protection and several major U.S. airlines have ceased operations. The long term effect that the recent terrorist attacks in the United States and military action in Afghanistan may have for the aviation industry in the U.S. is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for domestic and international passenger air travel by U.S. citizens, a general reduction in North Atlantic traffic and increased security costs for U.S. airlines in mitigating against possible further acts of terrorism, resulting in reduced profits and possible solvency or even bankruptcy issues for U.S. airlines.

Asia Pacific Concentration. At December 17, 2001, 21.5% of the aircraft by appraised value at February 19, 2001 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One Asian lessee, leased 5.0% of the aircraft by appraised value at February 19, 2001.

Trading conditions in Asia's civil aviation industry were adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999. The economies of the region experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee which leases 4.5% of the aircraft by appraised value at February 19, 2001, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of the lessee's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations. The long term effect that the recent terrorist attacks in the United States and military action in Afghanistan may have for the aviation industry in the Asia Pacific region is not yet fully known. However, the immediate effects have included, among other things, a reduction in demand for passenger air travel especially to and from the U.S. due to fears regarding additional acts of terrorism and increased security costs for airlines in mitigating against possible further acts of terrorism, which may result in reduced profits and possible solvency issues for some airlines.

Latin American Concentration. At December 17, 2001, 10.5% of the aircraft by appraised value at February 19, 2001 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in other "emerging markets" may also affect the economies of Latin American countries and the entire region.

Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 4.1% of the aircraft by appraised value at February 19, 2001, operates five of the aircraft in Brazil. In addition Varig and Nordeste lease one B737-300 and one B737-500 respectively, together representing 3.0% of the aircraft by appraised value at February 19, 2001. Continued weakness in the value of the Brazilian real, as well as any further general deterioration in the Brazilian economy, means that these lessees may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil, including the effects of the terrorist attacks in the United States on September 11, 2001, could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo Group's other lessees.

AerCo leases one aircraft to a Colombian lessee, representing 2.5% of the portfolio by appraised value at February 19, 2001. The continued deterioration in the Colombian economy; including the effects of the terrorist attacks in the United States on September 11, 2001, may mean that this lessee may be unable to generate sufficient revenues in the Colombian currency to pay the U.S. dollar denominated rental repayments under the lease.. The Colombian Air Authority approved the operational integration of Avianca and ACES in December 2001. (See
Section III - Other Financial Data above).

European Concentration. At December 17, 2001, 53.0% of the aircraft by appraised value at February 19, 2001 were leased by operators based in Europe. Of this amount, lessees of 44.9% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 8.1% of the aircraft were based in "emerging" European markets, principally Turkey. As of December 17, 2001, 22.3% of the aircraft by appraised value at February 19, 2001 were leased to lessees in the United Kingdom.

The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees will depend on the level of economic activity in Europe and in the specific countries where they operate. A recession or other worsening of economic conditions in any European country particularly if combined with high fuel prices and / or a weak euro, may adversely affect the European lessees' ability to meet their financial and other obligations. Most European currencies in which European airlines primarily receive their revenue have fallen in value in the last number of months when measured against the US dollar, adversely affecting the ability of those airlines to meet dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases. In addition, the long term effect that the recent terrorist attacks in the United States and military action in Afghanistan may have for the European aviation industry is not yet fully known and albeit that European airlines do not appear to be as adversely impacted as airlines in the United States, the immediate effects have included, among other things, a drop in passenger confidence in air travel with a consequent decrease in demand for air travel, increased security costs for European airlines, grounding of aircraft, reduced profits and possible solvency or even bankruptcy issues for some airlines which may result in the consolidation of some European airlines, and may affect the prospects of AerCo's European lessees.

At December 17, 2001, 4.9% of the aircraft by appraised value at February 19, 2001 were on lease to Turkish lessees. The fall in value of the Deutsche Mark, the principal currency in which Turkish airlines receive their revenues, against the U.S. dollar, may affect the ability of these airlines to pay US dollar denominated costs including lease rentals. The long-term effect which the recent terrorists attacks in the United States and resulting military action in neighbouring Afghanistan may have for the Turkish aviation industry is not yet fully known. However, the immediate effects have included, among other things, a drop in passenger confidence in air travel to and from Turkey and a consequent decrease in demand for air travel resulting in the grounding of aircraft which, together with the continued weakness of the Euro against the U.S. dollar, may lead to significant increases in operating costs for airlines based in Turkey. This may adversely impact the ability of such airlines to perform their lease obligations to AerCo Group in the future.

Compliance with Governmental and Technical Regulation. The US Federal Aviation Administration (the "FAA") has announced an Airworthiness Directive ("AD") that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. At December 17, 2001, AerCo Group owned eight MD-80 series aircraft representing 10.1% of the portfolio by appraised value at February 19, 2001. AerCo will incur significant costs in ensuring its eight MD-80 series aircraft comply with these standards. The modification of three of the eight aircraft is expected to be completed by April 2002 at an estimated cost of approximately $1.7 million. The modification of the remaining five aircraft is expected to be completed by April 2006 at an estimated cost of approximately $2.1 million after lessee contributions.

The FAA is expected to issue an AD early in 2002 mandating the modification of lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labour cost to implement such modifications for each aircraft is approximately $230,000 per aircraft. At December 17, 2001, AerCo owned 31 Boeing 737 aircraft, representing 47.5% of the portfolio by appraised value at February 19, 2001. Based on the current cycles completed to date by these Boeing 737 aircraft, AerCo Group's Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, AerCo could incur significant costs in ensuring its Boeing 737 aircraft comply with these standards, which could impact adversely on AerCo's results of operations.

The FAA is also expected to issue an AD in the near future mandating a re-design of the rudder systems of Boeing 737 aircraft. The average cost per aircraft of such modifications is expected to be approximately $182,000. At December 17, 2001, AerCo owned 31 Boeing 737 aircraft, representing 47.5% of the portfolio by appraised value at February 19, 2001. Depending on the time period within which such modifications are required to be made, it is currently expected that all of these costs will be the responsibility of AerCo. AerCo is expected to incur significant costs in ensuring its Boeing 737 aircraft comply with such modifications, which could impact adversely on AerCo's results of operations.

As a result of the terrorist attacks in the United States on September 11, 2001, new security regulations may be adopted by aviation authorities. Depending on whether the cost of complying with such regulations would have to be borne by AerCo or the lessees, such regulations could result in significant cash expenditures by AerCo in the future.





01ec282a

                                                                                                                             ITEM 3

AerCo Portfolio Analysis at December 17, 2001


                                                                                                                         % of Air-
                                                                                                     Appraised    %       craft by
                                                                                             Date     Value at  of Air-  Appraised
                                                                                           of Manu-   February craft by    Value
                                                        Aircraft     Engine       Serial   facture/   19, 2001 Appraised    in
No.  Region             Country      Lessee               Type    Configuration   Number  Conversion   (US$m)    Value     Region
------------------------------------------------------------------------------------------------------------------------------------
 1.  Asia (Emerging)    China        China Xinjiang     B757-200    RB211-535E4    26153     Aug-92    37,372    2.6%
 2.                     China        China Southern     B737-300    CFM56-3C1      26068     Jun-92    23,306    1.7%
 3.                     China        China Southern     B737-300    CFM56-3C1      25604     Jan-93    21,746    1.5%
 4.                     China        Xiamen Airlines    B737-500    CFM56-3C1      27153     Aug-93    20,453    1.4%
 5.                     China        Xiamen Airlines    B737-500    CFM56-3C1      27155     Mar-93    19,643    1.4%
 6.                     India        Indian Airlines    A300B4-200  CF6-50C2         240     May-83     8,596    0.6%
 7.                     Indonesia    Mandala Airlines   B737-400    CFM56-3C1      23868     Oct-88    20,090    1.4%
 8.                     Philippines  PAL                B737-300    CFM56-3B1      24465     Aug-89    18,533    1.3%
 9.                     Philippines  PAL                B737-300    CFM56-3B1      24677     Mar-90    19,924    1.4%
 10.                    Philippines  PAL                B737-400    CFM56-3C1      25594     May-92    25,261    1.8%
 11.                    South Korea  Asiana             B737-400    CFM56-3C1      25764     Jun-92    23,356    1.7%
 12.                    South Korea  Asiana             B737-400    CFM56-3C1      25765     Jul-92    23,762    1.7%
 13.                    South Korea  Asiana             B737-500    CFM56-3C1      25768     May-95    22,494    1.6%
 14.                    Taiwan       FEAT               MD83        JT8D-219       49952     Dec-91    19,582    1.4%
Sub-total                                                                                                                  21.5%
 15. Europe (Developed) Italy        Air Europa (3)     A320-200    CFM5-5A1          85     Feb-90    23,886    1.7%
 16.                    Italy        Blue Panorama (6)  B737-400    CFM56-3C1      24901     May-90    23,510    1.7%
 17.                    Italy        Blue Panorama (6)  B737-400    CFM56-3C1      27074     Apr-92    25,676    1.8%
 18.                    Spain        Spanair            B767-300ER  PW4060         24999     Feb-91    52,819    3.7%
 19.                    Spain        Spanair            MD83        JT8D-219       49627     Apr-89    18,137    1.3%
 20.                    Spain        Spanair            MD83        JT8D-219       49790     Oct-89    17,978    1.3%
 21.                    Spain        Spanair            MD-82       JT8D-217C      49570     Feb-88    15,247    1.1%
 22.                    UK           Air 2000           B757-200    RB211-535E4    26158     Feb-93    38,406    2.7%
 23.                    UK           Airtours (5)       A320-200    CFM56-5A3        299     Apr-92    28,136    2.0%
 24.                    UK           Airtours           A320-200    V2500-A1         362     Nov-92    27,818    2.0%
 25.                    UK           British Midland    A320-200    V2527-A5         934     Jan-99    39,217    2.8%
 26.                    UK           British Midland    A321-200    V2533-A5        1207     Apr-00    51,609    3.7%
 27.                    UK           Monarch            A320-200    CFM56-5A3        391     Feb-93    29,295    2.1%
 28.                    UK           British Airways    B737-500    CFM56-3C1      25789     Feb-92    20,270    1.4%
 29.                    UK           British Airways    B737-300    CFM56-3C1      24908     Mar-91    22,285    1.6%
 30.                    UK           JMC Airlines       A320-200    V2500-A1         354     Oct-92    28,356    2.0%
 31.                    UK           JMC Airlines       A320-200    V2500-A1         411     Mar-93    29,377    2.1%
 32.                    Belgium      Virgin Express (4) B737-400    CFM56-3C1      24270     May-89    21,817    1.5%
 33.                    Belgium      Virgin Express     B737-400    CFM56-3C1      24271     Jun-89    22,116    1.6%
 34.                    Belgium      Virgin Express     B737-300    CFM56-3B2      25041     Mar-91    21,912    1.6%
 35.                    Finland      Finnair            MD-82       JT8D-219       49905     Oct-90    17,404    1.2%
 36.                    Finland      Finnair            MD-82       JT8D-219       53245     Apr-92    18,838    1.3%
 37.                    France       Europe Airpost     B737-300QC  CFM56-3B2      24021     Nov-88    20,600    1.5%
 38.                    Norway       Braathens SAFE     B737-500    CFM56-3C1      24651     Apr-90    18,616    1.3%
Sub-total                                                                                                                  44.9%
 39. Europe (Emerging)  Hungary      Malev              B737-300    CFM56-3C1      24909     Apr-91    21,127    1.5%
 42.                    Hungary      Malev              B737-400    CFM56-3C1      24904     Feb-91    23,777    1.7%
 40.                    Turkey       Pegasus            B737-400    CFM56-3C1      23979     Jan-89    21,674    1.5%
 41.                    Turkey       Pegasus            B737-400    CFM56-3C1      24685     May-90    23,153    1.6%
 43.                    Turkey       THY                B737-400    CFM56-3C1      26066     Jun-92    25,016    1.8%
Sub-total                                                                                                                   8.1%
 44. Latin America      Brazil       TAM                Fokker 100  TAY650-15      11341     Aug-91    11,498    0.8%
 45. (Emerging)         Brazil       TAM                Fokker 100  TAY650-15      11350     Apr-92    12,052    0.9%
 46.                    Brazil       TAM                Fokker 100  TAY650-15      11351     Sep-91    11,353    0.8%
 47.                    Brazil       TAM                Fokker 100  TAY650-15      11320     Apr-91    11,220    0.8%
 48.                    Brazil       TAM                Fokker 100  TAY650-15      11322     Jun-91    11,155    0.8%
 49.                    Brazil       Nordeste           B737-500    CFM56-3C1      26067     Jun-92    20,588    1.5%
 50.                    Brazil       Varig              B737-300    CFM56-3C1      24834     Jun-90    20,479    1.5%
 51.                    Chile        AILL (1)           DC8-71F     CFM56-2C1      46040     Mar-91    14,074    1.0%
 52.                    Columbia     Avianca            B757-200    RB211-535E4    26152     Aug-92    35,364    2.5%
Sub-total                                                                                                                  10.5%
 53. North America      Canada       Air Canada         A320-200    CFM56-5A1        403     Dec-93    29,545    2.1%
 54. (Devoloped)        Canada       Air Canada         B767-300ER  PW4060         24947     Mar-91    54,915    3.9%
 55.                    USA          BAX Global         DC8-71F     CFM56-2C1      46064     Mar-92    12,036    0.9%
 56.                    USA          Delta              B737-300    CFM56-3B1      23345     Jul-85    13,487    1.0%
 57.                    USA          Frontier           B737-300    CFM56-3C1      24856     Aug-90    20,762    1.5%
 58.                    USA          Frontier           B737-300    CFM56-3B2      26440     Mar-92    22,714    1.6%
 59.                    USA          Frontier           B737-300    CFM56-3B2      26442     May-92    22,244    1.6%
                                                                                                                           12.4%
Sub-total
 60. AOG                             Offlease - LOI (2) MD-82       JT8D-219       49931   Aug-90      17,842    1.3%
 61.                                 Offlease - LOI (2) MD-82       JT8D-219       49932   Sep-90      17,832    1.3%
                                                                                                                            2.5%

                                                                                                    ----------------------------
Total                                                                                               1,411,350  100.0%     100.0%
                                                                                                    ============================

    1.      Aircraft International Leasing Limited is an indirect 100% subsidiary of Lan Chile.
    2.      Both aircraft are subject to an LOI with an American operator for expected delivery in February 2002.
    3.      Subleased to Volare from Air Europa.
    4.      Subleased to City Bird from Virgin Express.
    5.      Subleased to Premiair from Airtours.
    6.      Both aircraft may redeliver from Blue Panorama in early 2002.